SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

ON SEMICONDUCTOR CORPORATION

AND THE GUARANTORS IDENTIFIED IN FOOTNOTE (1) BELOW

(Name of Subject Companies (Issuers))

ON SEMICONDUCTOR CORPORATION

AND THE GUARANTORS IDENTIFIED IN FOOTNOTE (1) BELOW

(Name of Filing Person (Offeror))

ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

(Title of Class of Securities)

682189 AA3 and 682189 AB1

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road,

Phoenix, Arizona 85008

(602) 244-5226

With Copies To:

Stephen H. Shalen, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation (2)	Amount of Filing Fee (3)
$260,000,000	$27,820

(1)	The following domestic direct subsidiaries of ON Semiconductor Corporation are guarantors of the notes: Semiconductor Components Industries, LLC; SCG (Malaysia SMP) Holding Corporation; SCG (China) Holding Corporation and SCG (Czech) Holding Corporation. The following domestic direct subsidiaries of Semiconductor Components Industries, LLC are also guarantors of the notes: Semiconductor Components Industries Puerto Rico, Inc.; SCG International Development LLC; Semiconductor Components Industries of Rhode Island, Inc. and Semiconductor Components Industries International of Rhode Island, Inc.

(2)	Estimated solely for the purpose of determining the registration fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(3)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by ON Semiconductor Corporation (the “Company”), a Delaware corporation, and the guarantors (the “Guarantors” and, together with the Company, the “Offerors”) of the Company’s Zero Coupon Convertible Senior Subordinated Notes Due 2024, Series B (the “New Notes”) to exchange $1,000 principal amount of the New Notes for (i) each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Senior Subordinated Notes Due 2024 of the Company (the “Old Notes”) and (ii) a one-time cash payment (an “Exchange Fee”) equal to $2.50 per $1,000 principal amount of Old Notes validly tendered and accepted for exchange. The Offer is being made upon the terms and subject to the conditions contained in the Offer to Exchange dated June 20, 2006 (as amended or supplemented from time to time, the “Offer to Exchange”) and the accompanying letter of transmittal (the “Letter of Transmittal”). The Offer is contingent upon the tender of Old Notes representing at least 70% in principal amount of Old Notes and satisfaction of certain other conditions.

As of the time of filing this Issuer Tender Offer Statement on Schedule TO, the Offerors have not commenced the Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Offer to Exchange is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2.	Subject Company Information.

(a) Name and address. The name of the issuer of the New Notes and the Old Notes is ON Semiconductor Corporation. Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (China) Holding Corporation, SCG (Czech) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., SCG International Development LLC, Semiconductor Components Industries of Rhode Island, Inc. and Semiconductor Components Industries International of Rhode Island, Inc. are guarantors of the New Notes and the Old Notes. The principal executive office of the Company and each of the Guarantors is located at 5005 E. McDowell Road, Phoenix, Arizona 85008. The telephone number at such office is (602) 244-5226.

(b) Securities. This Issuer Tender Offer Statement on Schedule TO relates to the Offer by the Offerors to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of Old Notes. As of the date of filing this Issuer Tender Offer Statement on Schedule TO, there was $260,000,000 aggregate principal amount of Old Notes issued and outstanding.

(c) Trading market and price. Certain of the Old Notes which have been transferred under the resale registration statement are traded in the over-the-counter market. The remainder of the Old Notes which have not been sold pursuant to the Company’s resale registration statement on Form S-3 (No. 333-117016) are traded on the PORTAL market. The Old Notes are not listed on any national or regional securities exchange. To the knowledge of the Company, the Old Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Old Notes are not available.

Item 3.	Identity and Background of Filing Person.

The Company and the Guarantors are the filing persons and the issuers. The business address and business telephone of the Company and each of the Guarantors are set forth above in Item 2(a). The executive officers and directors of the Company are:

Keith D. Jackson	President, Chief Executive Officer and Director
Richard W. Boyce	Director
Kevin R. Burns	Director
Justin T. Chang	Director
Curtis J. Crawford	Director
Jerome N. Gregoire	Director
Emmanuel T. Hernandez	Director
John W. Marren	Director
J. Daniel McCranie	Director
Robert H. Smith	Director
Donald A. Colvin	Executive Vice President, Chief Financial Officer and Treasurer
William George	Executive Vice President, Operations
George H. Cave	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Secretary
Peter Green	Senior Vice President and General Manager, Consumer and Digital Market Products Group
William Hall	Senior Vice President and General Manager, Standard Products Group
William Schromm	Senior Vice President and General Manager, Computing Products Group
Michael Andrew Williams	Senior Vice President and General Manager, Automotive and Power Supply Group

The business address and telephone number for each of the above directors and executive officers is c/o ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, Arizona 85008, (602) 244-5226. Each of the executive officers listed above holds the same office in Semiconductor Components Industries, LLC.

ON Semiconductor Corporation is the sole shareholder of each of SCG (Malaysia SMP) Holding Corporation, SCG (China) Holding Corporation and SCG (Czech) Holding Corporation and the sole member of Semiconductor Components Industries, LLC. Semiconductor Components Industries, LLC is the sole shareholder of Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc. and Semiconductor Components Industries International of Rhode Island, Inc. and the sole member of SCG International Development LLC.

Keith D. Jackson, Donald A. Colvin, George H. Cave and Judith A. Boyle serve as executive officers of each of Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (China) Holding Corporation, SCG (Czech) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., Semiconductor Components Industries International of Rhode Island, Inc. and SCG International Development LLC. Keith D. Jackson, Donald A. Colvin and George H. Cave serve as directors of SCG (Malaysia SMP) Holding Corporation, SCG (China) Holding Corporation, SCG (Czech) Holding Corporation and Semiconductor Components Industries Puerto Rico, Inc.; Donald A. Colvin and Judith A. Boyle serve as directors of Semiconductor Components Industries of Rhode Island, Inc.; and Donald A. Colvin, George H. Cave and Judith A. Boyle serve as directors of Semiconductor Components Industries International of Rhode Island, Inc.

TPG Advisors II, Inc. (“Advisors”) beneficially owns 165,171,575 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which is approximately 50.9% of the total number of shares currently outstanding. Of this amount, 111,858,369 shares of Common Stock are directly held by TPG Semiconductor Holdings LLC (“Semiconductor Holdings”) and 53,313,206 shares of Common Stock are directly held by TPG ON Holdings LLC (“ON Holdings”), each of which is indirectly controlled by TPG Advisors II, Inc.

The members of each of Semiconductor Holdings and ON Holdings are TPG Partners II, L.P. (“Partners”), TPG Parallel II, L.P. (“Parallel”), TPG Investors II, L.P. (“Investors”) and TPG 1999 Equity Partners II, L.P. (“TPG 1999”). The sole general partner of each of Partners, Parallel and Investors is TPG GenPar II, L.P. (“GenPar,” and together with Semiconductor Holdings, ON Holdings, Partners, Parallel, Investors, TPG 1999 and Advisors, the “TPG Parties”). The sole general partner of each of GenPar and TPG 1999 is Advisors. The address of the principal business offices of each of the TPG Parties is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Advisors is a Delaware corporation whose principal business is to serve as the General Partner of GenPar and TPG 1999. The executive officers and directors of Advisors are David Bonderman (director and President), James Coulter (director and Vice President), William Price (director and Vice President), John Viola (Vice President and Treasurer), Thomas E. Reinhart (Vice President), James O’Brien (Vice President), Jonathan Coslet (Vice President), David Spuria (Vice President and Secretary), Douglas Puckett (Assistant Treasurer) and Thomas Keltner (Chief Compliance Officer and Assistant Secretary) each of whom is a natural person. No other persons control the TPG Parties.

David Bonderman has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman’s principal occupation is as a director and President of Advisors.

James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter’s principal occupation is as a director and Vice President of Advisors.

William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price’s principal occupation is as a director and Vice President of Advisors.

John Viola has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola’s principal occupation is as a Vice President and Treasurer of Advisors.

Thomas E. Reinhart has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Reinhart’s principal occupation is as a Vice President of Advisors.

James O’Brien has his business address at 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102. Mr. O’Brien’s principal occupation is as a Vice President of Advisors.

Jonathan Coslet has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coslet’s principal occupation is as a Vice President of Advisors.

David Spuria has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Spuria’s principal occupation is as a Vice President and Secretary of Advisors.

Douglas Puckett has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Puckett’s principal occupation is as the Assistant Treasurer of Advisors.

Thomas Keltner has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Keltner’s principal occupation is as the Chief Compliance Officer and Assistant Secretary of Advisors.

Item 4.	Terms of the Transaction.

(a) Material terms. The information under the headings “Summary,” “The Offer to Exchange,” “Description of New Notes” and “Material Federal Income Tax Considerations” in the Offer to Exchange is incorporated herein by reference in answer to Item 4(a) of this Issuer Tender Offer Statement on Schedule TO.

(b) Purchases. No Old Notes are to be acquired from any officer, director or affiliate of any Offeror.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Registration Rights Agreement with Texas Pacific Group

Pursuant to the Registration Rights Agreement between TPG ON Holdings LLC and the Company, dated as of September 7, 2001, as amended as of December 27, 2005 (each of which is filed as an exhibit to this Issuer Tender Offer Statement on Schedule TO or incorporated herein by reference), the Company has granted to certain affiliates of TPG certain “demand” and “piggyback” registration rights with respect to approximately 53.3 million shares of Common Stock of the Company. These registration rights are accompanied by customary indemnification provisions.

Agreements Relating to the Old Notes

The Company has entered into the following agreements (each of which is filed as an exhibit to this Issuer Tender Offer Statement on Schedule TO or incorporated herein by reference) relating to the Old Notes: (a) Indenture, dated as of April 6, 2004, between the Company, the guarantors named therein and Wells Fargo Bank, N.A., as trustee; and (b) Registration Rights Agreement, dated as of April 6, 2004, between the Company and the initial purchasers party thereto.

Agreements Relating to the Company’s 1.875% Convertible Senior Subordinated Notes due 2025

The Company has entered into the following agreements (each of which is filed as an exhibit to this Issuer Tender Offer Statement on Schedule TO or incorporated herein by reference) relating to its 1.875% Convertible Senior Subordinated Notes due 2025: (a) Indenture, dated as of December 21, 2005, between the Company, the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee; and (b) Registration Rights Agreement, dated as of December 21, 2005, between the Company and the initial purchasers party thereto.

Other Agreements

Pursuant to certain of the Company’s employee benefits plans, certain of the Company’s directors and employees are parties to equity based award agreements and stock incentive compensation plans relating to the Company’s common stock.

The information in the Offer to Exchange under the heading “Description of Capital Stock,” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information under the headings “The Offer to Exchange” and “Description of the New Notes” in the Offer to Exchange is incorporated herein by reference in answer to Item 6(a) of this Issuer Tender Offer Statement on Schedule TO.

(b) Use of securities acquired. The Old Notes acquired in the transaction will be cancelled.

(c) Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds. The consideration for each $1,000 principal amount of the Old Notes to be purchased by the Company is the issuance of $1,000 original principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is New Notes in the principal amount of $260,000,000 plus an aggregate exchange fee of $650,000. The exchange fee will be paid from the Company’s working capital. No separate consideration will be paid for the guarantees of the Old Notes.

(b) Conditions. The Offer is contingent upon satisfaction or waiver of certain conditions, including receipt of tenders of a minimum of 70% in aggregate principal amount of the old notes.

(d) Borrowed funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Old Notes during the 60 days preceding the date of this Issuer Tender Offer Statement on Schedule TO.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Offer to Exchange under the heading “The Offer to Exchange—Exchange Agent And Information Agent,” and “The Offer to Exchange—Fees and Expenses” is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements.

(a) Financial information. The information in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. The information in the Offer to Exchange under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10(a) of this Issuer Tender Offer Statement on Schedule TO. At March 31, 2006, the book value per share of the Company’s common stock was $(0.80).

(b) Pro forma information. Not applicable.

Item 11.	Additional information.

Not applicable

Item 12.	Exhibits.

(a)(1)(i)	Offer to Exchange, dated June 20, 2006

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Press Release dated June 20, 2006

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)	None

(b)	None

(d)(i)	Investment Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.2 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(ii)	Registration Rights Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.3 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(iii)	Amendment No. 1 to Registration Rights Agreement between TPG ON Holdings LLC and ON Semiconductor Corporation, dated December 27, 2005 (incorporated by reference from Exhibit 4.3(b) to the Company’s Form 10-K filed with the Commission on February 22, 2006)

(d)(iv)	Subordination Agreement, dated as of September 7, 2001, by and between TPG ON Holdings LLC and ON Semiconductor Corporation, for the benefit of Senior Creditors (incorporated by reference from Exhibit 4.4 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(v)	Exchange Offer and Registration Rights Agreement, dated August 4, 1999, Semiconductor Components Industries, LLC, SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation (incorporated by reference from Exhibit 4.5 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

(d)(vi)	Indenture regarding Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc., as guarantors and Wells Fargo Bank, N.A., a national banking association, as trustee (incorporated by reference from Exhibit 4.1 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(vii)	Registration Rights Agreement for Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.3 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(viii)	SCG Holding Corporation 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.14 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

(d)(ix)	Form of Stock Option Grant Agreement to 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.9 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(ix)	Non-qualified Stock Option Agreement (form of agreement for William George) (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 18, 2005)

(d)(x)	2000 Stock Incentive Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.7 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(xi)	2000 Stock Incentive Plan—non-qualified stock option agreement (incorporated by reference from Exhibit 10.35(d) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xii)	2000 Stock Incentive Plan—incentive stock option agreement (incorporated by reference from Exhibit 10.35(c) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xiii)	2000 Stock Incentive Plan—ON Ownership program grant agreement (incorporated by reference from Exhibit 10.33(b) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xiv)	Non-qualified Stock Option Agreement for Senior Vice Presidents and Above (form of agreement) (incorporated by reference from Exhibit 10.5 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xv)	Performance Based Stock Option Agreement (Peter Green) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xvi)	Performance Based Stock Option Agreement (Larry Sims) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xvii)	Non-qualified Stock Option Agreement for Directors (form of standard agreement) (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xviii)	Non-qualified Stock Option Agreement for Directors (J. Daniel McCranie) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xix)	2000 Employee Stock Purchase Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.8 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(xx)	Indenture regarding the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SMG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. as guarantors and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 27, 2005).

(d)(xxi)	Registration Rights Agreement for the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between the ON Semiconductor Corporation and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 4.3 to the Corporation’s Form 8-K filed with the SEC on December 27, 2005).

(d)(xxii)	Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Award Agreement for Directors) (incorporated by reference from Exhibit 10.1 of Second Quarter 2006 Form 10-Q filed with the Commission on April 27, 2006)

(g)	None

(h)	None

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2006

ON SEMICONDUCTOR CORPORATION,

SEMICONDUCTOR COMPONENTS

INDUSTRIES, LLC,

SCG (MALAYSIA SMP) HOLDING

CORPORATION,

SCG (CZECH) HOLDING CORPORATION,

SCG (CHINA) HOLDING CORPORATION,

SEMICONDUCTOR COMPONENTS

INDUSTRIES PUERTO RICO, INC.,

SEMICONDUCTOR COMPONENTS

INDUSTRIES OF RHODE ISLAND, INC,.

SCG INTERNATIONAL DEVELOPMENT LLC,

and

SEMICONDUCTOR COMPONENTS

INDUSTRIES INTERNATIONAL OF RHODE

ISLAND, INC.

By:	/s/ DONALD A. COLVIN
Name: Donald A. Colvin Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange, dated June 20, 2006

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Press Release dated June 20, 2006

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)	None

(b)	None

(d)(i)	Investment Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.2 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(ii)	Registration Rights Agreement, dated as of September 7, 2001, between TPG ON Holdings LLC and ON Semiconductor Corporation (incorporated by reference from Exhibit 4.3 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(iii)	Amendment No. 1 to Registration Rights Agreement between TPG ON Holdings LLC and ON Semiconductor Corporation, dated December 27, 2005 (incorporated by reference from Exhibit 4.3(b) to the Company’s Form 10-K filed with the Commission on February 22, 2006)

(d)(iv)	Subordination Agreement, dated as of September 7, 2001, by and between TPG ON Holdings LLC and ON Semiconductor Corporation, for the benefit of Senior Creditors (incorporated by reference from Exhibit 4.4 to the Company’s Form 8-K Current Report filed with the Commission on September 7, 2001)

(d)(v)	Exchange Offer and Registration Rights Agreement, dated August 4, 1999, Semiconductor Components Industries, LLC, SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation (incorporated by reference from Exhibit 4.5 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

(d)(vi)	Indenture regarding Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc., as guarantors and Wells Fargo Bank, N.A., a national banking association, as trustee (incorporated by reference from Exhibit 4.1 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(vii)	Registration Rights Agreement for Zero Coupon Convertible Senior Subordinated Notes due 2024 dated as of April 6, 2004, between ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.3 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(viii)	SCG Holding Corporation 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.14 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

(d)(iii)	Form of Stock Option Grant Agreement to 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.9 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(ix)	Non-qualified Stock Option Agreement (form of agreement for William George) (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 18, 2005)

(d)(x)	2000 Stock Incentive Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.7 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(xi)	2000 Stock Incentive Plan—non-qualified stock option agreement (incorporated by reference from Exhibit 10.35(d) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xii)	2000 Stock Incentive Plan—incentive stock option agreement (incorporated by reference from Exhibit 10.35(c) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xiii)	2000 Stock Incentive Plan—ON Ownership program grant agreement (incorporated by reference from Exhibit 10.33(b) to Registration Statement No. 333-30670 filed with the Commission on March 24, 2000)

(d)(xv)	Non-qualified Stock Option Agreement for Senior Vice Presidents and Above (form of agreement) (incorporated by reference from Exhibit 10.5 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xv)	Performance Based Stock Option Agreement (Peter Green) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xvi)	Performance Based Stock Option Agreement (Larry Sims) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.4 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xvii)	Non-qualified Stock Option Agreement for Directors (form of standard agreement) (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xviii)	Non-qualified Stock Option Agreement for Directors (J. Daniel McCranie) dated as of February 10, 2005 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on February 16, 2005)

(d)(xix)	2000 Employee Stock Purchase Plan as amended and restated May 19, 2004 (incorporated by reference from Exhibit 10.8 of Second Quarter 2004 Form 10-Q filed with the Commission on August 6, 2004)

(d)(xx)	Indenture regarding the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SMG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. as guarantors and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 27, 2005).

(d)(xxi)	Registration Rights Agreement for the 1.875% Convertible Senior Subordinated Notes due 2025, dated as of December 21, 2005, between the ON Semiconductor Corporation and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 4.3 to the Corporation’s Form 8-K filed with the SEC on December 27, 2005).
(d)(xxii)	Restricted Stock Units Award Agreement under the ON Semiconductor 2000 Stock Incentive Plan (Form of Award Agreement for Directors) (incorporated by reference from Exhibit 10.1 of Second Quarter 2006 Form 10-Q filed with the Commission on April 27, 2006).

(g)	None

(h)	None